5 1 NYSE 1038443 Director Spherion Corporation 914536 36-3536544 12/31/02 5 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 5 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported 1. Name and Address of Reporting Person(s) Elbaum, Steven S. 2050 Spectrum Boulevard Fort Lauderdale, FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year 12/02 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [ ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) Chairman/Director 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ------------
-----------------------------------------------------------------
------------------------------------------------------- 1)Title
of Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Year ----------------------------------------------
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--------------------- Deferred Stock Units 07/01/02 Common Stock
1,725.0000 D Direct Deferred Stock Units 07/01/02 Common Stock 8,621.0000 10,346.0000 D Direct Non-Qualified Stock Option 07/01/02 Common Stock 5,000.0000 5,000.0000 D Direct (Right to
buy) Explanation of Responses: (1) Deferred Stock Units (DSUs) awarded on 7/1/2002 will vest 100% on 7/1/2003. (2) Reporting Person's Chairman's retainer paid in Deferred Stock Units ("DSUs"). DSUs awarded on 7/1/2002 vests in 25% increments ever 3 months, beginning 10/1/02, with full vesting one year from date of award. (3) Non-Qualified stock options granted 7/1/02 are exercisable 100% on 7/1/2003.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code Amount D Price End of Year I -------------------------------------------
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------------------------
Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ---------------------
-----------------------------------------------------------------
---------------------------------------------- 1)Title of
Derivative 2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative
6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of (D) Derivative Security Code A D Exercisable Expiration ------------------------------------------------------
-----------------------------------------------------------------
------------- Deferred Stock Units $0.0000 07/01/02 A 1,725.0000
(1) 07/01/02 07/01/12 Deferred Stock Units $0.0000 07/01/02 A
8,621.0000 (2) 07/01/02 07/01/12 Non-Qualified Stock Option
$11.6000 07/01/02 A 5,000.0000 (3) 07/01/02 07/01/12 (Right to
buy)

SIGNATURE OF REPORTING PERSON /S/ Elbaum, Steven S. DATE 02/11/03